Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com
May 28, 2021
Lisa Larkin, Senior Counsel
John Kernan
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:	NC SLF Inc.
Amendment No. 1 to the Registration Statement on Form 10
File No. 000-56265

Dear Ms. Larkin and Mr. Kernan:
On behalf of NC SLF Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on May 27, 2021 regarding the Company’s amendment no. 1 registration statement on Form 10 (File No. 000-56265) filed on May 13, 2021 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement.
1.The Staff notes that the Company’s revision on page 49 of the Registration Statement in response to comment 12 previously provided by the Staff on April 29, 2021 states: “The valuations of such third-party and unaffiliated valuation firms will be provided to the Board without adjustment.” Please modify the foregoing disclosure to, for the avoidance of doubt, make it clear that valuations prepared by the Sub-Administrator will be used without adjustment only to the extent that the Board (or its designated Committee) consider the determinations representative of fair value in good faith.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that it will revise the disclosure referenced above on going forward basis as follows: “The valuations of such third-party and unaffiliated valuation firms will be provided to the Audit Committee ~~Board~~ without adjustment.”

2.Please consider reflecting the fact that the recoupment period relating to the Withheld Amounts is limited to three years from the date of any reductions in the Investment Management Agreement.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company will enter into a side agreement to the Investment Management Agreement to clarify that, for the avoidance of doubt, the recoupment period relating to the Withheld Amounts is limited to three years from the date of any reductions in the Investment Management Agreement (the “Agreement”). The Company confirms to the Staff that the Agreement will be filed as an exhibit to the Company’s next periodic filing with the SEC.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	John D. McCally, Esq., Managing Director and Associate General Counsel, Nuveen Payam Siadatpour, Esq. Anne G. Oberndorf, Esq.